Filed by PDC Energy, Inc.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: PDC Energy, Inc.

(Commission File No.: 001- 37419)

On May 22, 2023, PDC Energy, Inc. (“PDC”) sent the following communication relating to its pending merger transaction with Chevron Corporation (“Chevron”) to PDC’s employees.

To: PDC-All

From: Bart Brookman

Subject: PDC to Combine with Chevron

Date: Monday, May 22, 2023

Dear PDC Employees,

Moments ago, we announced an agreement under which Chevron will acquire PDC Energy in an all-stock transaction. You can read more about the transaction in the press release that was issued this morning, which can be accessed here.

This is a significant milestone in the history of our organization. Thanks to your hard work, PDC has grown into a company known for its exceptional operational, financial, safety and environmental performance. This transaction – and the value it will deliver for PDC stakeholders – is a testament to you and your outstanding efforts.

This combination with Chevron is the right decision for PDC and a compelling opportunity for our shareholders.  Upon close of the transaction, PDC will be combined with a premier global supermajor with high quality assets in some of the most prolific basins in the world. In particular, Chevron is home to top-tier upstream assets, as well as exceptional midstream and downstream businesses, and an emerging new energy, lower carbon business.

Today is a pivotal day, but it is also only day one. There is much work to be done to complete this transaction, and it is essential we continue to operate safely and effectively in the interim. Of course, you will have questions about this announcement and what it means for you and your families. To begin addressing those questions, we’ve prepared a  video from President and CEO, Bart Brookman and SVP of Corporate Administration, Sandra Jacoby, as well as provided our top leaders with toolkits in which to communicate in further detail. Tomorrow, with key Chevron personnel, we will begin in-person town halls for each of our offices to provide additional detail about the transaction and answer questions. We encourage you to attend. While we will be as transparent as possible throughout this process, please understand we will not have all the answers this week.

Teams from both PDC and Chevron will be focused on planning the best way to integrate PDC into Chevron. Until the transaction is completed, which we expect to happen by year-end 2023, PDC and Chevron will continue to operate as separate, independent companies.

While change can be distracting, I know I can count on you to continue supporting one another, staying focused, prioritizing safety and executing your day-to-day responsibilities. We expect this announcement to generate considerable interest from people outside of our company. Consistent with company policy, please forward any inquiries from the media to Aaron Vandeford at aaron.vandeford@pdce.com or 303-381-9493.

On behalf of our Board of Directors and the SMT, thank you for your continued dedication to PDC Energy. I want to reiterate this announcement is proof of your hard work and the excellent results you deliver every day. We are incredibly proud of what we have accomplished and look forward to a bright future as part of Chevron.

Sincerely,

Bart Brookman

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of PDC. After the registration statement is declared effective, PDC will mail a definitive proxy statement/prospectus to stockholders of PDC. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or PDC may file with the SEC and send to PDC’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND PDC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or PDC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by PDC will be available free of charge on PDC’s website at http://www.pdce.com/investors-overview.

Chevron and PDC and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of PDC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and PDC, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding Chevron’s and PDC’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and PDC’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite PDC stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or PDC’s respective businesses; the effect of the potential transaction on the parties’ stock prices; the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include those described in the “Risk Factors” section of PDC’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on PDC’s website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in the “Risk Factors” section of Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov. Those disclosures are incorporated by reference in this communication. Other unpredictable or unknown factors not discussed or incorporated by reference in this communication could also have material adverse effects on forward-looking statements. Neither PDC nor Chevron assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date hereof.